UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Whispering Oaks International, Inc.

File No. 333-144879 - CF#21322

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Whispering Oaks International, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form SB-2 registration statement filed on July 26, 2007, as amended.

Based on representations by Whispering Oaks International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel